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SECURITIES AND EXCHANGE COMMISSION

07001357

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SEC FILE NUMBER
8 - 46437

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ENGEL & PARTNERS INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 ALBANY STREET, SUITE 5J
(No. And Street)

PROCESSED
MAR 0 2 2007
THOMSON
FINANCIAL

NEW YORK (City) NY (State) 10280-1406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUDITH A. ENGEL (212) 945-0152
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)


MAIL
PROCESSING
RECEIVED
FEB 2 3 2007
WASH, D.C.
185
SECTION

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

19/311

OATH OR AFFIRMATION

I, JUDITH A. ENGEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ENGEL & PARTNERS INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
CITY OF NEW YORK

SUBSCRIBED AND SWORN
BEFORE ME ON 24 DAY OF JANUARY 2007

[signature]
Notary Public

[signature]
Signature

President
Title

JOHN KARRAS
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
LIC. # 01KA6081310
COMMISSION EXPIRES OCT. 7, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

ENGEL & PARTNERS INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Engel & Partners Inc.:

We have audited the accompanying statement of financial condition of Engel & Partners Inc. (the "Company") as of December 31, 2006. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Engel & Partners Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
January 29, 2007

ENGEL & PARTNERS INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 35,595
Prepaid Taxes	3,308
Prepaid Expenses	750
Furniture and equipment (net of accumulated depreciation of $12,193)	4,301
TOTAL ASSETS	$ 43,954

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued Expenses	$ 6,400
Total Liabilities	6,400
Stockholder's Equity:	
Common stock, $1 par value: authorized 1000 shares; issued and outstanding 100 shares	100
Additional paid in capital	66,089
Accumulated deficit	(28,635)
Total Stockholder's Equity	37,554
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 43,954

The accompanying notes are an integral part of this financial statement.

ENGEL & PARTNERS INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 1. ORGANIZATION AND OPERATIONS

Engel & Partners Inc. (the "Company") is a New York corporation, incorporated on April 19, 1993. The Company is a registered broker-dealer that packages, sells, refinances and restructures government-related mortgages and projects, participates in bond and tax credit finance, provides services to state and local agencies and not-for-profit sponsors and performs planning, development, and financial consulting. The Company's broker-dealer operations are limited to those described by SEC Rule 15c3-1, paragraphs (a) (2) (ii), (iii) and (iv). The Company does not handle customer funds or securities.

Revenue Recognition

The Company recognizes revenues when earned and expenses when incurred.

Fixed Assets

Fixed assets are carried at cost. Depreciation is calculated using the straight-line method over their estimated useful lives.

Income Taxes

The Company has elected to be taxed as an S corporation for federal and state purposes, allocating its income and loss to the stockholder. No provision for federal and state income taxes has been made since the Company is not a taxable entity. However, the Company is subject to the New York State franchise tax and New York City General Corporation tax. A provision for these taxes is reflected in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 the Company had net capital as defined, of $29,195 which was $24,195 in excess of its required net capital of $5,000.

END